

October 14, 2010

Patricio Jottar
Chief Executive Officer
United Breweries Company, Inc.
Vitacura 2670, Twenty-Third Floor
Santiago, Republic of Chile

      Re: **United Breweries Company, Inc.**
              Form 20-F for Fiscal Year Ended
              December 31, 2009
              Filed June 14, 2010
              File No. 001-14906

Dear Mr. Jottar:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant